July 6, 2006


Mail Stop 04-09


Michael B. Lenard
Executive Vice President, Secretary and Counselor
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, California  90024


	RE:	Paladin Realty Income Properties, Inc.
      Form S-11
      Registration No. 333-113863
      Filed on June 30, 2006

Dear Mr. Lenard:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.


1. Please revise the supplement to clearly disclose the source of your distributions paid for the three months ended March 31, 2006. In particular:

* Please revise the "Dividends Declared" section on page 26 to disclose that you had negative cash flow from operating activities for the most recent period and that as a result your cash flows from operating activities were insufficient to pay any distributions. Please disclose the alternative source of the dividends. Alternative sources may include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, etc.

* Please revise the "Liquidity and Capital Resources" section on page
43 to more clearly disclose the source of the distributions.

* With respect to the deferral of G&A expenses by your Advisor, please disclose that you are obligated to pay these amounts in future periods and that this obligation may impact your ability to pay future distributions. In addition, please disclose, if accurate, that the Advisor is not obligated to defer similar reimbursements in future periods and that the refusal to so defer may impact your ability to make future distributions.

* Please revise the header of the risk factor on page 6 and the body of the risk factor to disclose that for the most recent period you had negative cash flow from operations and that therefore the distributions were paid from offering proceeds or indebtedness to affiliates. Please disclose the amount of dividends paid. Please disclose that the deferral of fees owed to the Advisor may limit your ability to pay dividends in the future.

2. It appears that the prospectus did not satisfy the requirements of
Section 10(a)(3) of the Act as of April 30, 2006. In particular, it appears that the audited financials included in the prospectus as of that date to the present are the December 31, 2004 financials. Please advise us whether you have sold shares using this prospectus since April 30, 2006. Please provide an analysis as to whether these sales complied with Section 5 of the Act.

3. Please consider whether attaching multiple supplements to the base prospectus is consistent with the Commission`s "Plain English" guidelines. Please consider periodically consolidating supplements into one supplement and on an annual basis updating the entire prospectus.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	John Wilson, Esq. (via facsimile)
	King & Spalding LLP


Michael B. Lenard
Paladin Realty Income Properties, Inc.
July 6, 2006
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